Exhibit 99.2

News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	January 6, 2023

Seabridge Gold Announces Agreement for At-The-Market Offering

Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (the “Company” or “Seabridge”) announces that it has entered into a Controlled Equity OfferingSM Sales Agreement dated January 6, 2023 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Lead Agent”) and B. Riley Securities, Inc. (collectively with the Lead Agent, the “Agents”). Pursuant to the Sales Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the Sales Agreement, to sell, through the Lead Agent, such number of common shares of the Company (the “Common Shares”) that would result in aggregate gross proceeds to the Company of up to US$100 million (the “Offering” or “ATM Facility”). Sales of the Common Shares, if any, will be made in “at the market distributions”, as defined in National Instrument 44-102 – Shelf Distributions, directly on the New York Stock Exchange (“NYSE”) or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada through the facilities of the Toronto Stock Exchange or other trading markets.

The program can be in effect until Seabridge’s current US$750 million Shelf Registration Statement expires in January 2025. Net proceeds from the ATM Facility, if any, will be used to advance non-flow through eligible exploration and advancement of the Company’s projects, potential future acquisitions, and for working capital and general corporate purposes.

Seabridge Chairman and CEO Rudi Fronk noted that the Company has had a similar ATM facility in place for many years. “This agreement replaces a previous agreement which has expired. We have found that our ATM programs in the past have enabled us to raise funds when needed at lower costs and with greater flexibility than more traditional financings. Any share issuance under the ATM is fully disclosed in our financial statements.”

The Offering will be made by way of a prospectus supplement dated January 6, 2023 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus and U.S. registration statement on Form F-10, as amended (File No. 333-268485), dated December 23, 2022 and December 27, 2022, respectively (collectively the “Offering Documents”). The Prospectus Supplement will be filed with Securities Commissions in Canada and the U.S. Securities and Exchange Commission (the “SEC”). The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the documents incorporated therein for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292 www.seabridgegold.com

ABOUT SEABRIDGE

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located in Northwest British Columbia, Canada’s “Golden Triangle”, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated offering of Common Shares under the ATM Facility, the proceeds from sales under the ATM Facility, the anticipated use of proceeds from such sales and the Company’s financing options. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s December 31, 2019 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company’s Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 ● Fax: (416) 367-2711

Email: info@seabridgegold.net